EXHIBIT 99.1

AGM Statement

Results of AGM

Slough, UK, 25 May 2004 - Xenova Group plc (NASDAQ: XNVA; London Stock Exchange: XEN) announced today that all resolutions tabled at the 12th Annual General Meeting on 25th May 2004 were duly passed by shareholders.

Copies of the resolutions passed at the Annual General Meeting will be submitted to the UK Listing Authority in accordance with the Listing Rules, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: +44 (0) 207 767 1000

Veronica Sellar
Head of Corporate Communications

Tel: +44(0)1753 706600